TRACON PHARMACEUTICALS, INC.

8910 University Center Lane, Suite 700

San Diego, CA 92122

March 29, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Suzanne Hayes
Scot Foley

Re:	TRACON Pharmaceuticals, Inc. (the “Company”)
Registration Statement on Form S-3 (File No. 333-209313)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 4:00 p.m. Eastern Time on March 31, 2015 or as soon thereafter as is practicable.

In connection with this request, the Company acknowledges that:

•                 should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                 the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                 the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Sean Clayton of Cooley LLP at (858) 550-6034.

Very truly yours,

TRACON PHARMACEUTICALS, INC.

/s/ Charles P. Theuer
Charles P. Theuer, M.D., Ph.D.
Chief Executive Officer